UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549


RECEIVED
FEB 04 2005


05003784

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended September 30, 2004

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________

Commission file number 33-57985

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ISE PROFIT SHARING RETIREMENT PLAN
4700 Twenty-First Street
Racine, WI 53406-5031

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

EMERSON ELECTRIC CO.
8000 W. Florissant Ave.
P. O. Box 4100
St. Louis, MO 63136


FEB 07 2005
FINANCIAL

Exhibit - Attached

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

ISE PROFIT SHARING RETIREMENT PLAN

By: 

K. Rolls, Plan Administrator

Date: January 31, 2005

Consent of Independent Registered Public Accounting Firm

The administration committee
Emerson Electric Co.
ISE Profit Sharing Retirement Plan:

We consent to the incorporation by reference in the registration statement Nos. 33-57985 and 333-118592 on Form S-8 of Emerson Electric Co. of our report dated December 17, 2004, with respect to the statements of net assets available for plan benefits of the ISE Profit Sharing Retirement Plan as of September 30, 2004 and 2003, the related statements of changes in net assets available for plan benefits for the years then ended, and the supplemental schedule H, line 4i—schedule of assets (held at end of year) as of September 30, 2004, which report appears in the September 30, 2004 annual report on Form 11-K of the ISE Profit Sharing Retirement Plan.

KPMG LLP

St. Louis, Missouri
January 31, 2005


KPMG


SEC MAIL
RECEIVE
FEB 0 4 2005
WASH. D.C.

ISE PROFIT SHARING RETIREMENT PLAN

Financial Statements and Schedules

September 30, 2004 and 2003

(With Independent Auditors' Report Thereon)

ISE PROFIT SHARING RETIREMENT PLAN

Table of Contents

Note: Supplemental schedules required by the Employee Retirement Income Security Act of 1974, as amended, that have not been included are not applicable.



KPMG LLP
777 East Wisconsin Avenue
Milwaukee, WI 53202

Report of Independent Registered Public Accounting Firm

Plan Administrator
ISE Profit Sharing Retirement Plan:

We have audited the accompanying statements of net assets available for plan benefits of ISE Profit Sharing Retirement Plan (the Plan) as of September 30, 2004 and 2003, and the related statements of changes in net assets available for plan benefits for each of the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of September 30, 2004 and 2003, and the changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

Milwaukee, Wisconsin
December 17, 2004

ISE PROFIT SHARING RETIREMENT PLAN

Statements of Net Assets Available for Plan Benefits

September 30, 2004 and 2003

	2004	2003
Cash	$ —	6,003
Investments, at fair value (note 3)	134,393,942	127,589,443
Receivables:		
Employer contributions	7,020,599	6,589,417
Participant contributions	4,574	15,912
Investment income	322,681	325,085
Due from brokers for securities sold	243,988	403,402
Total receivables	7,591,842	7,333,816
Overdrawn cash	(10,605)	—
Due to brokers for securities purchased	(4,574)	(173,936)
Net assets available for plan benefits	$ 141,970,605	134,755,326

See accompanying notes to financial statements.

ISE PROFIT SHARING RETIREMENT PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years ended September 30, 2004 and 2003

	2004	2003
Additions to net assets attributed to:		
Investment income:		
Net appreciation in fair value of investments (note 3)	$ 4,819,533	8,000,237
Interest	3,846,058	4,016,181
Dividends	274,718	155,308
Total investment income	8,940,309	12,171,726
Employer contributions, net of forfeitures of $59,905 and $37,812 in 2004 and 2003, respectively	7,027,001	6,594,718
Participant contributions	627,783	605,032
Transfers from other plans	26,643	101,022
Total additions	16,621,736	19,472,498
Deductions from net assets attributed to:		
Distributions to participants or beneficiaries	9,406,457	6,799,508
Total deductions	9,406,457	6,799,508
Net increase in net assets	7,215,279	12,672,990
Net assets available for plan benefits:		
Beginning of year	134,755,326	122,082,336
End of year	$ 141,970,605	134,755,326

See accompanying notes to financial statements.

(1) Description of the Plan

The following description of the ISE Profit Sharing Retirement Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

(a) General

The Plan is a defined contribution profit sharing plan sponsored by Emerson Electric Co. (the Company) covering virtually all employees of the In-Sink-Erator Division (the Employer) with at least one year of service as described in the Plan. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

(b) Amendment

Effective May 15, 2004, the Plan was amended to reflect the addition of an Employee Stock Ownership Plan (ESOP) feature. This amendment caused the Plan to have two components, the ESOP component and the profit sharing component. Under this amendment, a participant may transfer all or a portion of his or her account balances among the investment funds offered by the Plan, including the Emerson Electric Co. Stock Fund (Stock Fund). Investment transfers to or from the Stock Fund shall be prorated among all participant accounts in both the ESOP and profit sharing portions of the Plan. Withdrawals for the distribution of benefits shall be prorated among all investment funds, including the Stock Fund, in proportion to the portion of the participant's account eligible for such distribution.

(c) Contributions

The Employer has voluntarily agreed to make contributions to the Plan each year in which the Employer's net profits exceed 6% of net sales. The contribution made is equal to a specified percentage (up to 15%) of the compensation for all participants during the fiscal year. In addition to its basic contribution each fiscal year, the Employer may make supplementary contributions to the Plan, as determined by the Company's board of directors. No supplementary contributions were made in 2004 or 2003. All contributions made are conditioned upon their deductibility for Federal income tax purposes.

Participants may elect to contribute to the Plan from 1% to 10% of their contributory compensation as defined by the Plan.

Although the Company and Employer have not expressed any intention to do so, the Employer may discontinue its contributions and the Company may terminate the Plan at any time, subject to the provisions of ERISA. In the event of termination, the participants' accounts become fully vested and are not subject to forfeiture.

(d) Vesting

Participant contributions, rollover contributions, and investment earnings thereon, including dividends earned on the Company common stock, are 100% vested at all times. Employer contributions and investment earnings thereon are 25% vested after two years of service and vest at the rate of 25% per year of service thereafter.

(e) Participants' Accounts

Each participant's account is credited with the participant's contributions, any rollover contributions and net investment earnings thereon, and an allocation of the Employer's contributions and net investment earnings thereon. Employer contributions are allocated to each participant's account based upon individual investment fund elections and the participant's compensation, as defined by the Plan. Plan earnings of the individual investment funds are allocated to each participant's account based upon the average investment fund account balance during the period as a percentage of the average total investment fund balance during the period, as defined by the Plan.

(f) Participant Investment Fund Options

Under the profit sharing component of the Plan, the nine investment fund options are as follows: ISE Stable Principal Fund, Vanguard Bond Index Fund, Fidelity Advisor Equity Growth Fund, Northern Daily Equity Index Fund, Marshall Mid-Cap Growth Fund, Managers Special Equity Fund, Marshall International Stock Fund, M&I Growth Balanced Fund, and M&I Diversified Stock Fund. Prior to May 15, 2004 (see note 1 (b)), participants in the plan had the option of investing in the Stock Fund. Subsequent to May 15, 2004, under the ESOP component of the Plan, participants invest exclusively in the Stock Fund. Participants may self-direct their account balances and contributions, including employer contributions, to the above investment fund options. Participants may change the allocation of contributions and transfer balances among investment fund options daily.

The ISE Stable Principal Fund is a bank common trust fund primarily invested in traditional and synthetic investment contracts, money market securities, and registered first-tier money market mutual funds. The Vanguard Bond Index Fund invests primarily in government and corporate bonds and mortgage-backed securities. The M&I Growth Balanced Fund invests primarily in money market funds, investment-grade domestic bond funds, and common stock. The Fidelity Advisor Equity Growth Fund, Northern Daily Equity Index Fund, Marshall Mid-Cap Growth Fund, Managers Special Equity Fund, Marshall International Stock Fund, and M&I Diversified Stock Fund invest primarily in common stocks. The Stock Fund invests primarily in Emerson Electric Co. common stock, which is traded on the New York Stock Exchange.

(g) Payment of Benefits

Upon a participant's normal retirement date of age 65, early retirement date, disability retirement date, or death, the participant's account shall become fully vested and the value of such account shall be distributed to the participant or his or her designated beneficiaries. Participants terminating employment prior to these dates are entitled to receive only that portion of their account that is vested. Participants may elect to have their account balance distributed in a lump sum or in periodic installments. If a participant's account balance is less than $5,000, distribution is required in the form of a lump-sum payment.

(h) Forfeitures

Upon the termination of a participant, the nonvested portion of Employer contributions is forfeited and used to reduce the amount of future Employer contributions in accordance with the Plan. The nonvested forfeited balance is held in a suspense account until six consecutive breaks in service (six periods of 12 consecutive months commencing on the participant's termination date in which the

(Continued)

employee fails to perform an hour of employment) have occurred. If the participant is re-employed by the Employer prior to six consecutive breaks in service, the participant's account balance will be fully restored without adjustment for any subsequent investment gains or losses. Forfeitures remaining in the suspense account as of September 30, 2004 and 2003 available to be allocated to future Employer contributions are $309,410 and $339,027, respectively.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis and present the net assets available for plan benefits and changes in those net assets in accordance with U.S. generally accepted accounting principles.

(b) Use of Estimates

The plan administrator has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements and the reported amounts of changes in net assets available for plan benefits during the reporting period to prepare these financial statements. Actual results could differ from those estimates.

(c) Investments

All investments are held by the plan trustee, Marshall & Ilsley Trust Company.

The Plan's investments are stated at fair value. The investments in shares of bank common trust funds are valued at the amount at which shares in the fund can be withdrawn, which approximates fair value. Investments in shares of Emerson Electric Co. common stock are valued at quoted market prices, and investments in shares of mutual funds and money market funds are valued at quoted net asset values.

Security transactions are recognized on the trade date. Realized and unrealized gains and losses on investments are calculated using fair values, as determined at the end of the prior plan year, or historical cost if the investment was acquired since the beginning of the plan year, as required by the Department of Labor.

The Plan's investments are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the statements of net assets available for plan benefits.

(d) Payment of Benefits

Payment of benefits to participants or beneficiaries is recorded when paid.

(Continued)

(e) Administrative Expenses and Investment Management Fees

All administrative expenses of the Plan and investment management fees for the ISE Stable Principal Fund are paid by the plan sponsor. Investment management fees for all other investment funds are deducted from the respective funds' earnings.

(3) Investments

Investments as of September 30, 2004 and 2003 include the following securities that represent 5% or more of the Plan's net assets available for plan benefits:

Description		2004	2003
ISE Stable Principal Fund *	$	80,467,894	78,379,631
Northern Daily Equity Index Fund		10,491,850	9,365,588
Fidelity Advisor Equity Growth Fund		9,273,412	9,540,842
M&I Growth Balanced Fund *		10,809,772	10,172,600
Emerson Electric Co. Stock Fund *		10,097,191	9,150,930

*Represents a party-in-interest.

At September 30, 2004 and 2003, respectively, 154,083 and 165,133 shares of Emerson Electric Co. stock are held in the Emerson Electric Co. Stock Fund, which represents less than 1% of the total outstanding stock.

During 2004 and 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Description		2004	2003
Bank common trust funds	$	847,330	1,204,881
Mutual funds		2,302,179	4,685,416
Emerson Electric Co. common stock		1,670,024	2,109,940
	$	4,819,533	8,000,237

The Plan provides for investment in Emerson Electric Co. common stock, mutual funds, and bank common trust funds. Investment securities are exposed to various risks, including, but not limited to, interest rate, market, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term.

(Continued)

(4) Reconciliation of Financial Statements to Department of Labor Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500 as of September 30, 2004 and 2003:

		2004	2003
Net assets available for plan benefits per financial statements	$	141,970,605	134,755,326
Amounts allocated to withdrawing participants or beneficiaries		(243,988)	(240,121)
Net assets available for plan benefits per the Form 5500	$	141,726,617	134,515,205

The following is a reconciliation of withdrawals by participants or beneficiaries per the financial statements to the Form 5500 for the years ended September 30, 2004 and 2003:

		2004	2003
Distributions to participants or beneficiaries per financial statements	$	9,406,457	6,799,508
Add amounts allocated to withdrawing participants or beneficiaries at end of year		243,988	240,121
Less amounts allocated to withdrawing participants or beneficiaries at beginning of year		(240,121)	(246,239)
Distributions to participants or beneficiaries per the Form 5500	$	9,410,324	6,793,390

The above differences are due to the Form 5500 including amounts allocated to withdrawing participants or beneficiaries as a liability of the Plan and a current year deduction, as opposed to a component of net assets available for plan benefits for financial statement purposes.

(5) Federal Income Taxes

The Internal Revenue Service issued a determination letter dated October 18, 2001, which stated that the Plan and its underlying trust qualify under the applicable provisions of the Internal Revenue Code (the Code) and, therefore, are exempt from Federal income taxes. The plan administrator believes the Plan is designed and is currently operated in compliance with the applicable requirements of the Code.

(6) Party-in-Interest Transactions

All transactions between the Plan, the Company, the Employer, the participants, and the plan trustee are considered party-in-interest transactions.

Schedule 1

ISE PROFIT SHARING RETIREMENT PLAN

Schedule H, line 4i—Schedule of Assets (Held at End of Year)

September 30, 2004

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	Bank common trust funds:			
*	Marshall & Ilsley Trust Company	ISE Stable Principal Fund		$ 80,467,894
	Northern Trust Company	Northern Daily Equity Index Fund		10,491,850
	Registered investment companies:			
	Fidelity Investments, Inc.	Fidelity Advisor Equity Growth Fund		9,273,412
*	Marshall Funds, Inc.	Marshall Mid-Cap Growth Fund		4,252,182
		Marshall International Stock Fund		1,029,274
		M&I Growth Balanced Fund		10,809,772
		M&I Diversified Stock Fund		1,011,673
		Managers Special Equity Fund		3,851,234
	The Vanguard Group, Inc.	Vanguard Bond Index Fund		3,109,460
	Employer-related investments:			
*	Emerson Electric Co.	Emerson Electric Co. Stock Fund		10,097,191
	Total assets held for investment purposes			$ 134,393,942

* Represents a party-in-interest to the Plan.

Note: Cost information is omitted for reporting transactions of an individual account plan that a participant or beneficiary directed with respect to assets allocated to his or her account.

See accompanying independent auditors' report.